Exhibit 99.1

Smart Share Global Limited Announces Completion of Going Private Transaction

SHANGHAI, April 30, 2026 (GLOBE NEWSWIRE) -- Smart Share Global Limited (Nasdaq: EM) (“Energy Monster” or the “Company”), a consumer tech company providing mobile device charging service, today announced the completion of its merger (the “Merger”) with Mobile Charging Merger Limited (“Merger Sub”), a wholly-owned subsidiary of Mobile Charging Investment Limited (“MidCo”), which is in turn a wholly-owned subsidiary of Mobile Charging Group Holdings Limited (“Parent”), pursuant to the previously announced agreement and plan of merger, dated as of August 1, 2025 (the “Merger Agreement”), among the Company, Parent, MidCo and Merger Sub. As a result of the Merger, the Company has become a wholly-owned subsidiary of MidCo and will cease to be a publicly traded company.

Pursuant to the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on December 31, 2025, at the effective time of the Merger (the “Effective Time”), each American Depository Share of the Company (each, an “ADS”), representing two (2) class A ordinary shares of the Company, par value US$0.0001 each (the “Class A Shares,” together with class B ordinary shares of the Company, collectively, the “Shares”), issued and outstanding immediately prior to the Effective Time, other than ADSs representing the Excluded Shares (as defined in the Merger Agreement), together with the Class A Shares represented by such ADSs, has been cancelled and ceased to exist in exchange for the right to receive US$1.25 in cash per ADS without interest (less applicable fees, charges and expenses payable by ADS holders), and each Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, the Dissenting Shares (as defined in the Merger Agreement) and Class A Shares represented by ADSs, has been cancelled and ceased to exist in exchange for the right to receive US$0.625 in cash per Share without interest. Pursuant to the terms of the Merger Agreement, share-based incentives held by current or former officers, directors, employees and consultants of the Company have also been cancelled and cashed out or will be replaced by an award comprised of other rights or property to the extent permitted by applicable law as may be reasonably determined by Parent, as applicable. Pursuant to the terms of the Merger Agreement, the Excluded Shares have been cancelled without payment of any consideration from the Company therefor and the Dissenting Shares have been cancelled and will entitle the former holders thereof to receive the fair value thereon determined in accordance with the provisions of Section 238 of the Companies Act (As Revised) of the Cayman Islands.

Registered shareholders immediately prior to the Effective Time who are entitled to the Merger Consideration (as defined in the Merger Agreement) will receive a letter of transmittal and instructions on how to surrender their Shares in exchange for the Merger Consideration and should wait to receive the letter of transmittal before surrendering their Shares. Payment of the Merger Consideration will be made to holders of Shares (other than Class A Shares represented by ADSs) in respect of each such Share held thereby upon surrender of applicable Shares and delivery of the letter of transmittal and any other document required by such letter of transmittal to be delivered in connection therewith. Payment of the Merger Consideration (after deduction of the fees, charges, deductions and expenses provided for under the Deposit Agreement, dated March 31, 2021, between the Company, the ADS depositary and the holders and beneficial owners of ADSs issued thereunder) will be made to holders of ADSs in respect of each ADS held thereby as soon as practicable after Bank of New York Mellon, the ADS depositary, receives the aggregate Merger Consideration payable to holders of ADSs from the paying agent.

The Company also announced today that it has requested that trading of its ADSs on the Nasdaq Capital Market (the “Nasdaq”) be suspended on April 30, 2026 (New York time). The Company has requested that the Nasdaq file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the ADSs on the Nasdaq and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in approximately ten days following the filing of the Form 25. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

Kroll, LLC (operating through its Duff & Phelps Opinions Practice) is serving as financial advisor to the Special Committee, Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Special Committee and the Company, Maples and Calder (Hong Kong) LLP is serving as Cayman Islands legal counsel to the Special Committee and the Company, and Commerce & Finance Law Offices is serving as PRC legal counsel to the Special Committee and the Company.

Davis Polk & Wardwell and Weil, Gotshal & Manges are serving as U.S. legal counsel to the Consortium, Harney Westwood & Riegels is serving as Cayman Islands legal counsel to the Consortium, and Haiwen & Partners is serving as PRC legal counsel to the Consortium.

About Smart Share Global Limited

Smart Share Global Limited (Nasdaq: EM), or Energy Monster, is a consumer tech company with the mission to energize everyday life. The Company is a leading provider of mobile device charging service in China with an extensive network of partners powered by its own advanced service platform. The Company provides mobile device charging service through its shared power banks, which are placed in POIs such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Users may access the service by scanning the QR codes on Energy Monster’s cabinets to release the power banks. As of December 31, 2024, the Company had 9.6 million power banks in 1,279,900 POIs across more than 2,200 counties and county-level districts in China.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Smart Share may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Smart Share’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Smart Share’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of this press release, and Smart Share does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Investor Relations

Hansen Shi

ir@enmonster.com